SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: February 11, 2015

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Jeffrey A Schreiner
jschreiner@ezchip.com
Tel: (US) 1 408 520 3676

FOR IMMEDIATE RELEASE

EZCHIP ANNOUNCES FOURTH QUARTER AND
FULL YEAR 2014 RESULTS

Yokneam, Israel, February 11, 2015 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in high-performance processing solutions for carrier and data center networks, today announced its results for the fourth quarter and full year ended December 31, 2014.

Fourth Quarter and Full Year 2014 Highlights:

•	Revenues of $84.0 million for 2014 and $22.4 million for the fourth quarter

•	Gross margin, on a GAAP basis, was 77.3% for 2014 and 65.9% for the fourth quarter

•	Gross margin, on a non-GAAP basis, was 80.4% for 2014 and 76.4% for the fourth quarter

•	Net income, on a GAAP basis, was $9.2 million for 2014 (reduced by expenses of $11.5 million related to the Tilera acquisition)

•	Net loss, on a GAAP basis, of $7.3 million for the fourth quarter (reduced by expenses of $10.5 million related to the Tilera acquisition)

•	Net income, on a non-GAAP basis, was $36.8 million for 2014 (44% of revenues) and $7.2 million for the fourth quarter (32% of revenues)

•	Net cash at end of 2014 was $185.8 million

Fourth Quarter 2014 Results:

Total revenues in the fourth quarter of 2014 were $22.4 million, an increase of 11% compared to $20.1 million in the fourth quarter of 2013, and an increase of 16% compared to $19.2 million in the third quarter of 2014.

Net loss, on a GAAP basis, for the fourth quarter of 2014 was $7.3 million, reduced by expenses of $10.5 related to the Tilera acquisition, or $0.25 per share, compared to net income of $6.5 million, or $0.22 per share (diluted), in the fourth quarter of 2013, and net income of $4.2 million, or $0.14 per share (diluted), in the third quarter of 2014.

Net income, on a non-GAAP basis, for the fourth quarter of 2014 was $7.2 million, or $0.23 per share (diluted), compared to non-GAAP net income of $10.1 million, or $0.34 per share (diluted), in the fourth quarter of 2013, and non-GAAP net income of $8.5 million, or $0.28 per share (diluted), in the third quarter of 2014.

    Cash, cash equivalents, marketable securities and deposits as of December 31, 2014, totaled $185.8 million, compared to $223.4 million as of September 30, 2014. Cash used in operations was $4.1 million, including approximately $7.0 million of working capital adjustments and transaction expenses related to the Tilera acquisition. Cash used in investing activities was $34.4 million, which included a payment of $31.6 million, reflecting the remaining purchase price due upon the consummation of the Tilera acquisition in November 2014.  Cash provided by financing activities was $1.1 million, resulting from the exercise of options, and a decrease of $0.2 million resulting from cash adjustments of marketable securities, net.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Full Year 2014 Results:

Total revenues for the year ended December 31, 2014 were $84.0 million, a year-over-year increase of 19% compared to $70.9 million in 2013.

Net income on a GAAP basis for 2014 was $9.2 million, reduced by expenses of $11.5 related to the Tilera acquisition, or $0.31 per share (diluted), compared to net income of $21.7 million, or $0.74 per share (diluted), in 2013.

Net income on a non-GAAP basis for 2014 was $36.8 million or $1.19 per share (diluted), compared with non-GAAP net income of $35.6 million, or $1.18 per share (diluted), in 2013.

Cash, cash equivalents, marketable securities and deposits as of December 31, 2014, totaled $185.8 million, compared to $202.9 million as of December 31, 2013. Cash provided by operations was $28.7 million, partially offset by approximately $7.0 million of working capital adjustments and transaction expenses related to the Tilera acquisition. Cash used in investing activities was $47.3 million, which included the payment of the $41.6 million purchase price for the Tilera acquisition. Cash provided by financing activities was $2.0 million, resulting from the exercise of options, and a decrease of $0.5 million resulting from cash adjustments of marketable securities, net.

Eli Fruchter, CEO of EZchip, commented, “2014 has been a record year for EZchip in revenues, operating and net income in the midst of a weak carrier spending environment during the second half of 2014. We believe we will continue to generate revenue growth in 2015 due to two main drivers, one being that we are designed into our customer’s newest and fastest growing products and second is the deployment of more line cards versus chassis, as carriers leverage available slots in their existing chassis.

“We believe our strongly differentiated technology enables us to strengthen our market leadership in high speed NPUs and we believe our revenue growth will continue to outpace the growth in the routing market and that of our competition. We believe that with the current market trend of OPEX reduction and increased focus on software versus hardware, we will see networking vendors looking more favorably towards merchant silicon versus in-house ASIC designs. As the leader in high-speed merchant NPUs, EZchip believes it can benefit from this broader industry trend, allowing us to win more designs and increase both our revenues and market share from existing and new products in the coming years. We recently announced that the NP-5 has entered production, already gaining strong customer traction with large current existing customers and with new customers to EZchip, and it is our belief that customers will ramp NP-5 quickly allowing it to potentially become a significant contributor to our 2015 revenues. We have made good progress with NPS, acquiring our first design wins in 2014 and we expect to sample the NPS during the second half of 2015, when we also expect to add design wins from significant tier one customers.

“Finally, during the year we have entered the multicore CPU market through the acquisition of Tilera, and, combined with the new markets addressed by NPS, we increased our expected 2017 TAM six fold to $2.2 billion.  We have also defined our next-generation multicore product family, the TILE-Mx, which is well underway in execution and we believe will leapfrog the competition. The TILE-Mx is scheduled to be announced at the end of the month and is expected to sample during the second half of 2016.

“To summarize, we anticipate our current products are well positioned to drive growth in the next several years, and with the NPS starting to contribute to revenues in 2016 and the TILE-Mx in 2017 we are highly optimistic about our short term, mid term and long term opportunities,” concluded Eli Fruchter, CEO of EZchip.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Conference Call

    The Company will be hosting a conference call later today, February 11, 2015, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

    To participate through the live webcast, please access the investor relations section of the Company’s web site at: http://www.ezchip.com/Investor-Relations/?ezchip=527, at least 10 minutes before the conference call commences. If you would like to ask a question on the call, please contact the investor relations team for the telephone dial-in numbers.

    For those unable to listen to the live webcast, a replay of the webcast will be available the day after the call under the 'Investor Relations' section of the website.

Use of Non-GAAP Financial Information

    In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with FASB ASC 718, acquisition related costs and amortization of purchased intangible assets. Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

About EZchip

    EZchip is a fabless semiconductor company that provides high-performance processing solutions for a wide range of applications for the carrier, cloud and data center networks. EZchip’s broad portfolio of solutions scales from a few to hundreds of Gigabits-per-second, and includes network processors, multi-core processors, intelligent network adapters, high-performance appliances and a comprehensive software ecosystem. EZchip's processing solutions excel at providing great flexibility and high performance coupled with superior integration and power efficiency. For more information on our company, visit the web site at http://www.ezchip.com

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events based on its current knowledge.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products (including in-house customer developed products), product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products, the integration of Tilera’s business and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 27, 2014 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

-- tables to follow --

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Twelve Months Ended
	Dec. 31,	Sept. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2014	2014	2013	2014	2013

Revenues	$22,358	$19,241	$20,097	$83,989	$70,850
Cost of revenues	7,620	3,367	3,680	19,075	12,022
Gross profit	14,738	15,874	16,417	64,914	58,828

Operating expenses:
Research and development, net	11,172	7,953	6,923	33,621	25,815
Selling, general and administrative	11,194	4,060	3,527	23,504	13,363
Total operating expenses	22,366	12,013	10,450	57,125	39,178

Operating income (loss)	(7,628)	3,861	5,967	7,789	19,650
Financial income, net	287	338	546	1,369	2,048
Net income (loss)	$(7,341)	$4,199	$6,513	$9,158	$21,698

Net income (loss) per share:
Basic	$(0.25)	$0.14	$0.23	$0.31	$0.76
Diluted	$(0.25)	$0.14	$0.22	$0.31	$0.74
Weighted average shares used in per share calculation:
Basic	29,537,166	29,297,876	28,825,291	29,244,428	28,628,798
Diluted	29,537,166	29,657,471	29,171,552	29,887,263	29,188,736

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Reconciliation of GAAP to Non-GAAP Measures
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Twelve Months Ended
	Dec. 31,	Sept. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2014	2014	2013	2014	2013

GAAP gross profit	$14,738	$15,874	$16,417	$64,914	$58,828
Stock-based compensation	206	75	73	431	292
Amortization of purchased intangible assets	2,143	--	--	2,143	--
Non-GAAP gross profit	$17,087	$15,949	$16,490	$67,488	$59,120

GAAP gross profit as percentage of revenues	65.9%	82.5%	81.7%	77.3%	83.0%
Non-GAAP gross profit as percentage of revenues	76.4%	82.9%	82.1%	80.4%	83.4%

GAAP operating expenses	$22,366	$12,013	$10,450	$57,125	$39,178
Stock-based compensation:
Research and development	(4,311)	(2,360)	(2,045)	(11,359)	(7,963)
Selling, general and administrative	(2,417)	(1,590)	(1,515)	(7,243)	(5,665)
Acquisition related costs
Selling, general and administrative	(5,383)	(320)	--	(6,363)	--
Amortization of purchased intangible assets Selling, general and administrative	(58)	--	--	(58)	--
Non-GAAP operating expenses	$10,197	$7,743	$6,890	$32,102	$25,550

GAAP operating income (loss)	$(7,628)	$3,861	$5,967	$7,789	$19,650

Non-GAAP operating income	$6,890	$8,206	$9,600	$35,386	$33,570

GAAP net income (loss)	$(7,341)	$4,199	$6,513	$9,158	$21,698
Stock-based compensation	6,934	4,025	3,633	19,033	13,920
Acquisition related costs	5,383	320	--	6,363	--
Amortization of purchased intangible assets	2,201	--	--	2,201	--
Non-GAAP net income	$7,177	$8,544	$10,146	$36,755	$35,618

Non-GAAP net income per share - Diluted	$0.23	$0.28	$0.34	$1.19	$1.18
Non-GAAP weighted average shares - Diluted*	31,026,773	30,784,673	30,213,501	30,871,759	30,074,563

*
In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Condensed Consolidated Balance Sheet (U.S. Dollars in thousands)

	December 31,	December 31,
	2014	2013
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents, marketable securities and deposits	$185,757	$202,865
Trade receivables, net	10,865	7,416
Other receivables	4,735	3,153
Inventories	6,459	5,969
Total current assets	207,816	219,403

NON CURRENT ASSETS:
Severance pay fund	7,091	7,416
Long term investment and others	348	364
Total non current assets	7,439	7,780

PROPERTY AND EQUIPMENT, NET	3,601	2,114

INTANGIBLE ASSETS, NET	17,312	4,127

GOODWILL	127,355	96,276

TOTAL ASSETS	$363,523	$329,700

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$2,664	$3,951
Other payables and accrued expenses	13,726	7,309
Total current liabilities	16,390	11,260

ACCRUED SEVERANCE PAY	7,815	8,164

SHAREHOLDERS’ EQUITY:
Share capital	169	164
Additional paid-in capital	349,050	328,003
Accumulated other comprehensive income (loss)	(731)	437
Accumulated deficit	(9,170)	(18,328)
Total shareholders’ equity	339,318	310,276

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$363,523	$329,700

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Selected Condensed Consolidated Cash Flow Data on a Non-GAAP Basis (U.S. Dollars in thousands) (Unaudited)

	Three Months Ended			Twelve Months Ended
	Dec. 31,	Sept. 30,	Dec. 31,	Dec. 31,	Dec. 31,
	2014	2014	2013	2014	2013
Cash flows from operating activities:
Net income (loss)	$(7,341)	$4,199	$6,513	$9,158	$21,698
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and Amortization	2,752	175	161	3,261	603
Decrease (increase) in trade and other receivables, net	(5,321)	5,315	1,026	(1,574)	(1,198)
Decrease (increase) in inventory	(152)	1,645	(678)	1,488	(1,446)
Increase (decrease) in trade payables and other accrued liabilities, net	(992)	(1,233)	2,199	(2,655)	3,990
Stock-based compensation	6,934	4,025	3,633	19,033	13,920
Net cash provided by (used in) operating activities	(4,120)	14,126	12,854	28,711	37,567

Cash flows from investing activities:
Purchase of property and equipment	(160)	(318)	(151)	(698)	(1,597)
Purchase of technology	(2,641)	--	(533)	(5,056)	(1,827)
Long term Investment and others	(31,580)	(10,000)	--	(41,580)	--
Net cash used in investing activities	(34,381)	(10,318)	(684)	(47,334)	(3,424)

Cash flows from financing activities:
Proceeds from exercise of options	1,117	498	79	2,019	1,363
Net cash provided by financing activities	1,117	498	79	2,019	1,363

Cash adjustment of marketable securities, net*	(299)	(85)	(14)	(504)	(609)

Increase (decrease) in cash, cash equivalents, marketable securities and deposits	(37,683)	4,221	12,235	(17,108)	34,897
Cash, cash equivalents, marketable securities and deposits at the beginning of the period	223,440	219,219	190,630	202,865	167,968
Cash, cash equivalents, marketable securities and deposits at the end of the period	$185,757	$223,440	$202,865	$185,757	$202,865

*	Including unrealized gain (loss) on marketable securities, accumulated interest accretion and amortization of discount and premium on marketable securities.